Group Flexible Payment Variable Annuity Contract
issued by
Brighthouse Life Insurance Company
and
Brighthouse Separate Account A

SecurAnnuity

Disclosure Notice
April 28, 2025
A group flexible payment fixed and variable annuity contract

This Disclosure Notice provides certain updated information about your SecurAnnuity Variable Annuity Contract (the “Contract”), a group flexible payment fixed and variable annuity contract issued by Brighthouse Life Insurance Company (“BLIC”, the “Company”, or “we” or “us”). The Contract is no longer available for purchase.
Updated financial statements for BLIC and Brighthouse Separate Account A (the “Separate Account”) are available, free of charge at https://dfinview.com/BHF/PUFT/BHF193. The Contract prospectus, dated May 1, 2000, as supplemented, is available and contains more information about the Contract including its features, benefits, and risks. You can obtain this information at no cost by calling (833) 208-3018 or by sending an email request to rcg@brighthousefinancial.com.
Additional general information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.
The Securities and Exchange Commission has not approved or disapproved these securities or determined if this Disclosure Notice is accurate or complete. Any representation to the contrary is a criminal offense.

Glossary
Certificate – The form you are given which describes your rights under the Contract. No Certificates are issued for certain deferred compensation or qualified corporate retirement plans. Unless the context provides otherwise, references to the Contract also refer to Certificates .
Fund (or Portfolio Company) – An open-end management investment company, or series thereof, registered under the Investment Company Act of 1940, which serves as the underlying investment medium for a Series in the Separate Account.
General Account – A fixed account investment option that offers an interest rate guaranteed by us. The General Account consists of all assets of BLIC other than those in the Separate Account or any of its other segregated asset accounts.
Monitored Portfolios – Certain Funds on which we monitor transfer activity. We may change the Monitored Portfolios at any time without notice in our sole discretion.
Participant – You, the person who makes Purchase Payments, or the person for whom Purchase Payments are made.
Participant’s Account (or Account) – The sum of your interest in each Series of the Separate Account and your interest in the General Account.
Plan – The 403(b) plan, deferred compensation plan, qualified retirement plan, or individual retirement annuity to which the Contract is issued.
Purchase Payment – The amounts paid by or for you in order to provide benefits under the Contract.
Separate Account – The segregated asset account entitled “Brighthouse Separate Account A.”
Series – A subdivision of the Separate Account. Each Series invests in a single underlying Fund.
Updated Information You Should Consider About the Contract
The information in this section of the Disclosure Notice is a summary of certain Contract features that have changed since the prospectus supplement dated April 29, 2024. This does not reflect all of the changes that have occurred since you entered into your Contract.
There have been no changes to the Contract to report in this section since the prospectus supplement dated April 29, 2024.
Transfers
• Monitored Portfolios. We monitor transfer activity in the following Funds for purposes of imposing our restrictions on frequent transfers:
American Funds Global Small Capitalization Fund
American Funds Growth Fund
American Funds Growth-Income Fund
Brighthouse Small Cap Value Portfolio
Invesco Small Cap Growth Portfolio
MetLife MSCI EAFE® Index Portfolio
MetLife Russell 2000® Index Portfolio
Neuberger Berman Genesis Portfolio
T. Rowe Price International Stock Fund
Western Asset Management Strategic Bond Opportunities Portfolio

Important Information You Should Consider About the Contract
	Fees and Expenses			Location in Prospectus
Charges for Early Withdrawals
Purchase Payments are initially allocated to the General Account. When money is withdrawn from the General Account for allocation to the Separate
Account during the first 5 years following the Purchase Payment, you may be assessed a surrender charge of 7% of the Purchase Payment withdrawn.
For example, if you allocated the money from the General Account to the
Separate Account immediately after making a Purchase Payment, you could pay a surrender charge of up to $7,000 on a $100,000 investment.
Fee Tables Contract Charges – Surrender Charge
Transaction Charges
In addition to charges for early withdrawals, you may also be charged for other transactions. These include a charge for transferring cash value between any Series or from the General Account, and for a withdrawal or partial surrender of your Participant’s Account.
Transaction Charge for Transfers. Currently, we do not charge for transfers.
However, we reserve the right to charge for transfers from any Series.
Fee Tables Contract Charges – Transfer Charge
Ongoing Fees and Expenses (annual charges)
The table below describes the fees and expenses that you may pay each year, depending on the options you choose. Please refer to your Contract specifications page for information about the specific fees you will pay each year based on the options you have elected.
Fee Tables Contract Charges – Administrative Charge; Mortality and Administrative Expense Risk Charge Appendix A: Funds Available Under the Contract (located in this Disclosure Notice)
	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.94%	0.94%
	Fund options (Portfolio Company fees and expenses)[2]	0.25%	0.95%
	Optional benefits available for an additional charge	None	None
1 As a percentage of average Participant’s Account value in the Separate Account. The charge shown also includes the Administrative Charge.
2 As a percentage of Fund assets before temporary expense reimbursements and/or fee waivers.

To help you understand the cost of owning your Contract, the following table shows the lowest and highest cost you could pay each year, based on current charges. This estimate assumes that you do not take withdrawals from the Contract, which could add surrender charges that
substantially increase costs.

	Lowest Annual Cost $1,089	Highest Annual Cost $2,815
	Assumes:	Assumes:
	●Investment of $100,000 ●5% annual appreciation ●Least expensive Fund fees and expenses ●No additional Purchase Payments, transfers, or withdrawals	●Investment of $100,000 ●5% annual appreciation ●Most expensive Fund fees and expenses ●No additional Purchase Payments, transfers, or withdrawals

	Risks	Location in Prospectus
Risk of Loss	You can lose money by investing in the Contract, including loss of principal.	Description of The Insurance Company, The Separate Account and The Funds – The Funds
Not a Short-Term Investment
●The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash.
●Surrender charges may apply for the first 5 years following a Purchase
Payment. Surrender charges will reduce the value of your Contract if you withdraw money during that time period.
●The benefits of tax deferral also mean the Contract is more beneficial to investors with a long time horizon.
Description of the Contracts
Risks Associated with Investment Options
●An investment in this Contract is subject to the risk of poor investment performance and can vary depending on the performance of the investment options available under the Contract (e.g., the Funds).
●Each investment option, including the General Account, has its own unique risks.
●There is no guarantee that a money market fund will be able to maintain a stable net asset value of $1.00 per share. During extended periods of low interest rates, the yield of a Series of the Separate Account that invests in a money market fund may become extremely low and possibly negative. It is therefore possible that your Contract Value may decline even when you select a money market fund for investment.
●You should review the prospectuses for the available Funds and the
Prospectus disclosure concerning the General Account before making an investment decision.
Description of The Insurance Company, The Separate Account and The Funds – The Funds; The General Account
Insurance Company Risks
An investment in the Contract is subject to the risks related to us. Any obligations (including under the General Account) and guarantees and benefits of the Contract that exceed the assets of the Separate Account are subject to our claims-paying ability. If we experience financial distress, we may not be able to meet our obligations to you. More information about
BLIC, including our financial strength ratings, is available by contacting us at
(888) 243-1968.
Description of The Insurance Company, The Separate Account and The Funds – The Insurance Company
Restrictions
Investments
●Currently, we allow unlimited transfers without charge among investment options during the accumulation phase. However, we reserve the right to impose a charge for transfers from any Series.
●Transfers from the General Account are subject to special limitations.
●We reserve the right to limit transfers in circumstances of frequent or large transfers.
●We reserve the right to remove or substitute the Funds available as investment options under the Contract.
●Your Plan may limit your available Funds.
Description of The Insurance Company, The Separate Account and The Funds Description of the Contracts – Conversions

	Taxes	Location in Prospectus
Tax Implications
●Consult with a tax professional to determine the tax implications of an investment in and payments received under this Contract.
●If you purchase the Contract through a tax-qualified plan or individual retirement account, you do not get any additional tax benefit.
●You will generally not be taxed on increases in the value of the Contract until they are withdrawn. Withdrawals will be subject to ordinary income tax, and may be subject to tax penalties if you take a withdrawal before age 59 1∕2.
Federal Income Tax Status
Conflicts of Interest
Investment Professional Compensation
Your investment professional may receive compensation for selling this
Contract to you, in the form of commissions, additional cash benefits (e.g., bonuses), and non-cash compensation. This conflict of interest may influence your investment professional to recommend this Contract over another investment for which the investment professional is not compensated or compensated less.
Description of The Insurance Company, The Separate Account and The Funds
Exchanges
If you already own an insurance contract, some investment professionals may have a financial incentive to offer you a new contract in place of the one you own. You should only exchange a contract you already own if you determine, after comparing the features, fees, and risks of both contracts, that it is better for you to purchase the new contract rather than continue to own your existing Contract.
Description of The Insurance Company, The Separate Account and The Funds

APPENDIX A
Funds Available Under the Contract
The following is a list of Funds under the Contract. More information about the Funds is available in the prospectuses for the Funds, which may be amended from time to time and can be found online at https://dfinview.com/BHF/PUFT/BHF193. You can also request this information at no cost by calling (833) 208-3018 or sending an email request to rcg@brighthousefinancial.com.
The current expenses and performance information below reflects fees and expenses of the Funds, but do not reflect the other fees and expenses that your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Fund’s past performance is not necessarily an indication of future performance.

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term growth of capital.	American Funds Global Small Capitalization Fund — Class 2# Capital Research and Management CompanySM	0.90%	2.33%	3.01%	5.81%
Seeks growth of capital.	American Funds Growth Fund — Class 2 Capital Research and Management CompanySM	0.59%	31.61%	18.83%	16.58%
Seeks long-term growth of capital and income.	American Funds Growth-Income Fund — Class 2 Capital Research and Management CompanySM	0.53%	24.23%	13.01%	12.20%
Seeks long-term capital appreciation.	Brighthouse Small Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Allspring Global Investments, LLC	0.83%	8.40%	7.27%	8.09%
Seeks long-term growth of capital.	Invesco Small Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Invesco Advisers, Inc.	0.82%	16.59%	7.46%	8.47%
Seeks capital appreciation.	Morgan Stanley Discovery Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Morgan Stanley Investment Management Inc.	0.66%	39.34%	10.89%	12.29%
Seeks maximum total return, consistent with the preservation of capital and prudent investment management.	PIMCO Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Pacific Investment Management Company LLC	0.59%	2.73%	0.11%	1.68%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks long-term capital appreciation by investing in common stocks believed to be undervalued. Income is a secondary objective.	T. Rowe Price Large Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.53%	11.37%	8.69%	8.72%
Seeks a competitive total return primarily from investing in fixed- income securities.	BlackRock Bond Income Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.39%	1.51%	-0.05%	1.66%
Seeks long-term growth of capital.	BlackRock Capital Appreciation Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: BlackRock Advisors, LLC	0.56%	31.99%	16.00%	15.07%
Seeks long-term capital growth.	Brighthouse/Artisan Mid Cap Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Artisan Partners Limited Partnership	0.77%	4.97%	7.95%	7.06%
Seeks to provide a growing stream of income over time and, secondarily, long-term capital appreciation and current income.	Brighthouse/Wellington Core Equity Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Wellington Management Company LLP	0.62%	8.61%	8.97%	10.16%
Seeks to track the performance of the Bloomberg U.S. Aggregate Bond Index.	MetLife Aggregate Bond Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.27%	0.89%	-0.61%	1.09%
Seeks to track the performance of the Standard & Poor’s MidCap 400® Composite Stock Price Index.	MetLife Mid Cap Stock Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.30%	13.59%	10.04%	9.41%
Seeks to track the performance of the MSCI EAFE® Index.	MetLife MSCI EAFE® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.38%	3.32%	4.47%	5.04%
Seeks to track the performance of the Russell 2000® Index.	MetLife Russell 2000® Index Portfolio — Class A Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.31%	11.29%	7.27%	7.78%

Investment Objectives	Portfolio Company and Adviser/Sub-Adviser	Current Expenses	Average Annual Total Returns (as of 12/31/2024)
			1 Year	5 Year	10 Year
Seeks to track the performance of the Standard & Poor’s 500® Composite Stock Price Index.	MetLife Stock Index Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: MetLife Investment Management, LLC	0.26%	24.67%	14.23%	12.82%
Seeks a favorable total return through investment in a diversified portfolio.	MFS® Total Return Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.62%	7.78%	6.16%	6.51%
Seeks capital appreciation.	MFS® Value Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Massachusetts Financial Services Company	0.58%	11.91%	8.23%	8.89%
Seeks high total return, consisting principally of capital appreciation.	Neuberger Berman Genesis Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Neuberger Berman Investment Advisers LLC	0.81%	9.10%	8.58%	9.70%
Seeks long-term growth of capital.	T. Rowe Price Large Cap Growth Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: T. Rowe Price Associates, Inc.	0.56%	30.31%	13.40%	13.89%
Seeks to maximize total return consistent with preservation of capital.	Western Asset Management Strategic Bond Opportunities Portfolio — Class A# Brighthouse Investment Advisers, LLC Subadviser: Western Asset Management Company LLC	0.56%	4.88%	1.01%	2.95%
Seeks as high a level of current income as is consistent with preservation of capital and liquidity.	Government Money Market Portfolio — Initial Class Fidelity Management & Research Company LLC Subadviser: FMR UK, FMR HK, and FMR Japan	0.25%	5.10%	2.33%	1.62%
Seeks preservation of capital, liquidity, and, consistent with these, the highest possible current income.	T. Rowe Price Government Money Fund — Investor Class T. Rowe Price Associates, Inc.	0.32%	5.00%	2.29%	1.53%
Seeks long-term capital growth through investments in stocks.	T. Rowe Price Growth Stock Fund — Investor Class T. Rowe Price Associates, Inc.	0.65%	29.59%	13.12%	13.67%
Seeks long-term growth of capital through investments primarily in the common stocks of established, non- U.S. companies.	T. Rowe Price International Stock Fund — Investor Class T. Rowe Price Associates, Inc. Subadviser: T. Rowe Price International Ltd	0.83%	3.44%	3.37%	5.39%

#
Certain Funds and their investment advisers have entered into temporary expense reimbursements and/or fee waivers, which are reflected in the Current Expenses. Please see the Funds' prospectuses for additional information regarding these arrangements.

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The prospectus, as supplemented, and statement of additional information (“SAI”), dated May 1, 2000, include additional information. The prospectus, as supplemented, and SAI are available, without charge, upon request. For a free copy, call us at (833) 208-3018, or send an email request to rcg@brighthousefinancial.com. You can also access other information about the Contract online at https://dfinview.com/BHF/PUFT/BHF193.
Reports and other information about the Separate Account are available on the SEC’s website at https://www.sec.gov/ and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.
The Financial Industry Regulatory Authority (“FINRA”) provides background information about broker-dealers and their registered representatives through FINRA BrokerCheck. You may contact the FINRA BrokerCheck Hotline at 1-800-289-9999, or log on to www.finra.org. An investor brochure that includes information describing FINRA BrokerCheck is available through the Hotline or on-line.
We are not a fiduciary and do not give advice or make recommendations regarding insurance or investment products. Ask your financial representative for guidance regarding any requests or elections and for information about your particular investment needs. Please bear in mind that your financial representative, or any financial firm or financial professional you consult to provide advice, is acting on your behalf. We are not a party to any agreement between you and your financial professional. We do not recommend and are not responsible for any securities transactions or investment strategies involving securities (including account recommendations).
EDGAR Contract Identifier No. is C000151873